December 20, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 966-9409.

Tony D. Whitaker
Chief Executive Officer
Kentucky First Federal Bancorp
479 Main Street
Hazard, KY 41702

Re:	Kentucky First Federal Bancorp
	Form S-1, Amendment No. 2 filed December 9, 2004
	File No. 333-119041

	Frankfort First
	Revised Preliminary Proxy Statement filed December 9, 2004 Form 10-K for Fiscal Year ended June 30, 2004
	File No. 0-26360

Dear Mr. Whitaker:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Registration Statement on Form S-1 for Kentucky First Bancorp.

Prior Comments 4 & 5

1. We note your responses and, though not necessarily agreeing with the points outlined in your response letter, have determined not to pursue the issues beyond the revised disclosure.

Prior Comment 6

2. This will confirm our agreement with counsel that you will add a column to the table which reflects the cumulative appreciation to date information for the after market.

 Selected Financial and Other Data of First Federal of Hazard -
page
25

3. Please revise to remove "Unaudited" from the September 30 information presented in the tables and in the introductory paragraph where you state, "the unaudited selected data..." Labeling or identifying this information as unaudited can create the impression that the unlabeled information is audited. If you have engaged your auditors to report on the selected financial data which is not labeled, please include their report and have them revise their consent accordingly. If you have not engaged your auditors to report on the selected financial data, the statement that the information is derived from either audited or unaudited information in the headnote to the data is sufficient to inform investors that they have not reported on the information.

Pro Forma Data - page 45

4. As of September 30, 2004, the estimated market value of the Federal Home Loan Bank Advances as submitted in your response dated
December 9, 2004 is $42,093,000. As shown in your response this reflects a premium of $4,093,000 over the $38,000,000 principal amount of the advances. As the carrying amount of these advances on
Frankfort First Bancorp`s balance sheet as of September 30, 2004 is
$43,444,000, it appears the fair value adjustment should reduce these advances by $1,351,000 rather than increase the fair value to $47,537,000. Please revise the fair value adjustment in the proforma financial data and the disclosure in note A-10 to Frankfort First Bancorp`s consolidated financial statements.

5. Please revise your pro forma balance sheets to record the core deposit intangible as an increase to other assets rather than a decrease to deposits.


Closing Comments



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Heidi Berg, Staff Accountant, at (202) 824-
5463
or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 942-1779 any other questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (202) 966-9409
Gary R. Bronstein, Esquire
Joel E. Rappoport, Esquire
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016
(202) 362-0840

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Kentucky First Federal Bancorp
Tony D. Whitaker, CEO
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